Exhibit 99.2
FRONTIER PACIFIC MINING
CORPORATION
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
Expressed in Canadian Funds

Management’s Responsibility for Financial Reporting
The consolidated financial statements of Frontier Pacific Mining Corp. and the information contained in the annual report have been prepared by and are the responsibility of the Company’s management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and where appropriate, reflect management’s best estimates and judgements based on currently available information.
Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.
The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.
The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

“Adam Kniec” A. Kniec, Chief Financial Officer	“Peter F. Tegart” P. Tegart, Chief Executive Officer

AUDITORS’ REPORT

To the Shareholders of Frontier Pacific Mining Corporation:
We have audited the consolidated balance sheets of Frontier Pacific Mining Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia April 24, 2008
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Frontier Pacific Mining Corporation (An Exploration Stage Company) Consolidated Balance Sheets Canadian Funds	Statement 1

	December 31,	December 31,
	2007	2006

ASSETS
Current
Cash and cash equivalents	$4,853,940	$13,757,740
Short term investments (Note 5)	13,055,947	23,000
Amounts receivable	276,698	22,387
Due from related party (Note 9)	107,928	9,190
Marketable securities (Note 4)	800,000	400,000
Prepaid expenses	338,766	87,216

	19,433,279	14,299,533
Property and equipment, net (Note 3)	161,456	125,469
Mineral interests (Note 7)	27,488,954	19,157,322
Long term investment (Note 6)	875,000	—
Reclamation bond	7,847	7,847

	$47,966,536	$33,590,171

LIABILITIES

Current
Accounts payable and accrued liabilities	$999,590	$443,302
Exploration advances received	105,000	—
Due to related parties (Note 9)	—	31,500

	1,104,590	474,802
Future income tax liability (Note 12)	4,514,291	—

	5,618,881	474,802

SHAREHOLDERS’ EQUITY

Share capital — Statement 3 (Note 8)	61,703,544	48,560,505
Contributed surplus — Statement 3 (Note 8)	1,497,848	1,075,796
Deficit — Statement 3	(21,253,737)	(16,520,932)
Accumulated other comprehensive income — Statement 3 (Note 2q)	400,000	—

	42,347,655	33,115,369

	$47,966,536	$33,590,171

ON BEHALF OF THE BOARD:
“Peter F. Tegart”, Director

“G. Ross McDonald”, Director

— See Accompanying Notes —

Frontier Pacific Mining Corporation (An Exploration Stage Company) Consolidated Statements of Operations For the years ended December 31 Canadian Funds	Statement 2

	2007	2006

General and Administrative Expenses
Salaries and benefits	$741,764	$645,985
Salaries — Stock based compensation (Note 8c)	263,381	451,906
Travel and promotion	341,489	512,204
Office, telephone and sundry	265,413	208,706
Legal fees	148,474	49,690
Audit and accounting fees	139,748	126,222
Management and administration fees	76,300	54,000
Amortization	98,721	30,549
Consulting fees	64,033	9,238
Insurance	36,385	23,374
Regulatory compliance	35,901	113,339
Directors’ fees	32,000	—
Shareholder information	30,433	35,392

	2,274,042	2,260,605

Other Expenses and (Income)
Foreign exchange gain	(225,288)	(108,418)
Interest income	(722,704)	(462,320)
Recovery of administrative costs	(97,850)	—
Write-off of mineral interests (Note 7)	—	1,080,261
Property examination costs	11,141	—

	(1,034,701)	509,523

Loss for the Year Before Income Tax	1,239,341	2,770,128
Future income tax expense (Note 12a)	3,493,464	—

Loss for the Year	$4,732,805	$2,770,128

Loss per share — basic and diluted	$(0.03)	$(0.02)

Weighted average number of shares	149,214,723	131,641,170

— See Accompanying Notes —

Frontier Pacific Mining Corporation (An Exploration Stage Company) Consolidated Statements of Shareholders’ Equity Canadian Funds	Statement 3

	Number of	Share	Contributed		Accumulated Other	Total
	Shares	Capital	Surplus		Comprehensive	Shareholders’
	(Note 8a)	(Note 8)	(Note 8d)	Deficit	Income	Equity

Balance — December 31, 2005	105,092,370	$34,135,128	$637,990	$(13,750,804)	$—	$21,022,314
Net loss for year	—	—	—	(2,770,128)	—	(2,770,128)
Shares issued for cash
Exercise of warrants	25,981,300	14,205,565	—	—	—	14,205,565
Exercise of options	317,500	51,375	—	—	—	51,375
Warrant issue costs	—	(5,663)				(5,663)
Shares issued for mineral property	250,000	160,000	—	—	—	160,000
Fair value of options exercised	—	14,100	(14,100)	—	—	—
Stock-based compensation	—	—	451,906	—	—	451,906

Balance — December 31, 2006	131,641,170	48,560,505	1,075,796	(16,520,932)	—	33,115,369
Adjustment to opening balance net of future income taxes — change in accounting policy (Note 2q)	—	—	—	—	2,420,000	2,420,000

	131,641,170	48,560,505	1,075,796	(16,520,932)	2,420,000	35,535,369

Net loss for year	—	—	—	(4,732,805)	—	(4,732,805)
Unrealized loss on available-for- sale securities, net of future income taxes	—	—	—	—	(2,020,000)	(2,020,000)

Total comprehensive loss						(6,752,805)
Shares issued for cash
Exercise of warrants	30,875,984	12,177,039	—	—	—	12,177,039
Exercise of options	800,000	175,000	—	—	—	175,000
Shares issued for mineral properties	1,050,000	756,000	—	—	—	756,000
Fair value of options exercised	—	35,000	(35,000)	—	—	—
Stock-based compensation	—	—	457,052	—	—	457,052

	32,725,984	13,143,039	422,052	(4,732,805)	(2,020,000)	6,812,286

Balance — December 31, 2007	164,367,154	$61,703,544	$1,497,848	$(21,253,737)	$400,000	$42,347,655

— See Accompanying Notes —

Frontier Pacific Mining Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31
Canadian Funds

Cash Resources Provided By (Used In)	2007	2006

Operating Activities
Loss for the year	$(4,732,805)	$(2,770,128)
Items not affecting cash:
Amortization	98,721	30,549
Stock based compensation	263,381	451,906
Write off mineral property	—	1,080,261
Future income tax expense	3,493,464	—

	(877,239)	(1,207,412)
Changes in non cash working capital:
Accounts receivable	(254,311)	100,852
Prepaid expenses	(251,550)	(57,904)
Accounts payable and accrued liabilities	59,445	149,263
Due from related parties	(98,738)	(4,096)
Exploration advances received	105,000	—
Due to related parties	(31,500)	(42,674)

	(1,348,893)	(1,061,971)

Investing Activities
Mineral interests expenditures	(5,864,291)	(2,484,657)
Long term investment	(875,000)	—
Purchase of marketable securities	—	(250,000)
Short term investments	(13,032,947)	3,283,689
Purchase of equipment	(134,708)	(59,605)

	(19,906,946)	489,427

Financing Activities
Issuance of share capital	12,352,039	14,256,940
Warrant issuance costs	—	(5,663)

	12,352,039	14,251,277

Net Increase (Decrease) In Cash	(8,903,800)	13,678,733

Cash position beginning of year	13,757,740	79,007

Cash position — End of year	$4,853,940	$13,757,740

Supplemental schedule of non cash investing and financial activities
Increase in fair value of marketable securities	$400,000	$—
Shares issued for the acquisition of mineral interest	$756,000	$160,000
Stock based compensation in mineral interests	$193,671	$—
Future income tax included in mineral interests	$1,020,827	$—
Accrued mineral expenditure costs, net	$496,843	$113,917
Fair value of options exercised included in share capital	$35,000	$14,100

— See Accompanying Notes —-

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

1.	Nature of Operations

Frontier Pacific Mining Corporation and its subsidiaries (collectively the “Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties.

2.	Significant Accounting Policies
a)	Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned Greek subsidiary, Thracean Gold Mining S.A. (TGM), US subsidiaries Fargo Resources Inc., Caprock Resources Inc., Peruvian subsidiary Minera Frontera Pacifico S.A. (MFP). Caprock Resources Inc. was inactive during the year. All inter-company transactions and balances were eliminated upon consolidation.
b)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.
c)	Short Term Investments
Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.
d)	Marketable Securities
Prior to January 1, 2007, marketable securities were carried at cost or at cost less amounts written off to reflect a decline in value that was other than temporary. Effective January 1, 2007, marketable securities were classified as available for sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income until realized, at which time they are recorded in the consolidated statements of operations.
e)	Mineral Interests
The Company has one property with measured and indicated gold mineral resources. The Company is in the process of exploring its other mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is impaired. Costs for a producing property are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the property impaired or abandoned are written off.

Recorded costs of mineral properties and capitalized exploration and development expenditures are not intended to reflect present or future values of resource properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

2.	Significant Accounting Policies — Continued
e)	Mineral Interests — Continued
The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the receiving of the permits for the Perama Hill Gold Project (Note 7a), the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its mineral properties are in good standing.
f)	Asset Impairment
The Company performs impairment tests on property, plant and equipment and mineral properties when events or circumstances occur which indicate the assets may not be recoverable. When such circumstances occur, the expected future undiscounted cash flows associated with the asset are compared to its carrying amount. Where the asset is not recoverable based on these cash flows, it is written down to fair value.
g)	Property Option Agreements
From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral interest or recoverable when the payments are made or received.
h)	Asset Retirement Obligations
The Company recognizes a legal liability for obligations relating to retirement of property, plant, and equipment, arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. The carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows. The Company currently has no property, plant and equipment subject to asset retirement obligations.
i)	Income Taxes
Income taxes are accounted for using the assets and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

2.	Significant Accounting Policies — continued
j)	Share Capital
(i)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

(ii)	The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

(iii)	All costs related to issuances of share capital are charged against the proceeds received from the related share capital.
k)	Loss per Share
Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.
l)	Foreign Currency Translation
The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.
Integrated foreign operations are translated into the functional currency using the temporal method as follows:
i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,

ii)	Non-monetary assets and liabilities, and equity at historical rates, and

iii)	Revenue and expense items at the average rate of exchange prevailing during the period.
Gains and losses on translation are included in determining net income for the period.
m)	Management Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

2.	Significant Accounting Policies — Continued
n)	Stock Based Compensation
The fair value of all stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes Option Pricing Model. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations on a straight-line basis over the vesting period, with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.
o)	Amortization
The Company provides for amortization on its property and equipment in Canada using the sum-of-digits method. The Company provides for amortization on its property, plant and equipment in Greece at 15% — 100% using the straight line method.
(p)	Hedges
Effective January 1, 2007, the Company adopted CICA Section 3865, Hedges. This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.
(q)	Comprehensive Income
Effective January 1, 2007, the Company adopted CICA section 1530, Comprehensive Income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.
Accordingly, the Company now reports a consolidated statement of operations and accumulated other comprehensive income is disclosed in the consolidated statement of shareholders’ equity.
r)	Financial Instruments
Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) recommendations pertaining to financial instruments (Section 3855 Financial Instruments — Recognition and Measurement.), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

2.	Significant Accounting Policies — Continued
r)	Financial Instruments — Continued
Upon adoption of this new standard at January 1, 2007, the Company commenced accounting for its financial instruments as follows:

Cash and cash equivalents	Available for sale
Short-term investments	Available for sale
Amounts receivable and Due from related parties	Loans and receivable
Marketable Securities	Available for sale
Long-term Investments	Available for sale and recorded at cost
Reclamation Bond	Held to maturity
Accounts payable and accrued liabilities and Due to related parties	Other financial liabilities
Fair Value — The carrying values of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities and amounts due to and from related parties approximate their fair values because of the short-term maturity of these financial instruments. In accordance with the adoption of CICA 3855, the carrying values of, short-term deposits are recorded at their respective fair values.
Credit Risk — The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents. This risk is minimized to the extent that cash and cash equivalents are placed with major financial institutions.
Currency Risk — The Company is exposed to foreign currency fluctuations to the extent accounts payable and accrued liabilities of the Company are not denominated in Canadian dollars. As at December 31, 2007, there was $470,603 of accounts payable and accrued liabilities denominated in foreign currencies.
s)	Accounting Changes
Effective January 1, 2007, the Company adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 Accounting Changes, which requires that: (a) a voluntary change in accounting principals can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

2.	Significant Accounting Policies — Continued

t) Recent Accounting Pronouncements

Financial Instrument Disclosures — In March 2007, the CICA issued section 3862 Financial Instruments — Disclosures and Section 3863 Financial Instruments — Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company’s disclosure and presentation.

Capital Disclosures — In December 2006, the CICA issued Section 1535 Capital Disclosures. This section establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital. This section is effective January 1, 2008 but is not expected to have an impact on the Company’s disclosure and presentation.

International Financial Reporting Standards (“IFRS”) — In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Property and Equipment

2007 details are as follows:

			2007
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$78,811	$—	$78,811
Machinery	38,292	(38,292)	—
Vehicles	78,224	(78,224)	—
Computer equipment	112,445	(61,569)	50,876
Furniture and fixtures	111,794	(80,025)	31,769

	$419,566	$(258,110)	$161,456

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

3.	Property and Equipment — Continued
2006 details are as follows:

			2006
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$78,811	$—	$78,811
Machinery	55,051	(53,677)	1,374
Computer equipment	53,226	(25,605)	27,621
Furniture and fixtures	306,391	(288,728)	17,663

	$493,479	$(368,010)	$125,469

4.	Marketable Securities
Marketable securities consists of as at December 31, 2007

				2007		2006
	Number of	%	2007	Market	2006	Market
	Shares	Owned	Book Value	value	Book Value	Value

Solex Resources Corp.	2,000,000	4%	$400,000	$800,000	$400,000	$2,820,000

As of January 1, 2007, the Company recorded a $2,420,000 adjustment to the opening fair value of marketable securities (Note 2q). As of December 31, 2007, the fair value of marketable securities was $800,000, which resulted in recognition of the unrealized comprehensive loss of $2,020,000. Solex Resources Corp. (“Solex”) and the Company are companies with a director in common.
5.	Short Term Investments
Short term investments as at December 31, 2007 consist of the following:

		Accrued	Annual Interest
Type of Investment	Face Value	Interest	Rate	Maturity Date

GIC	$5,000,000	$110,740	4.71%	January 11, 2008
Short term deposit (*)	55,947	605	2.5%	January 25, 2008
GIC	8,000,000	99,923	4.85%	February 28, 2008

	$13,055,947	$211,268

(*)	The $55,947 investment is used as a security for a Standby Letter of Credit in favour of Instituto Colombia De Geologia Y Minera Ingeominas to ensure payment of fees in connection with the Taraira mineral concession (Note 7d).
Accrued interest is included in Amounts Receivable on the balance sheet.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

5.	Short Term Investments — Continued
Short term investments as at December 31, 2006 consist of the following;

		Accrued	Annual Interest
Type of Investment	Face Value	Interest	Rate	Maturity Date

GIC	$11,500	$143	2.5%	February 14, 2007
GIC	11,500	143	2.5%	April 17, 2007

	$23,000	$286

The 2006 short term investments were held as security for the Company’s two corporate MasterCard accounts. The Company has cancelled its MasterCard accounts and the deposit has been returned by in 2007.
6.	Long Term Investments
During the current year the Company acquired 3,500,000 Units of Cosigo Resources Inc. (“Cosigo”) at $0.25 per Unit, for total cash consideration of $875,000. Each Unit consists of one common share and one share purchase warrant. 1,000,000 warrants can be exercised into common shares of Cosigo at a price of $0.35 per share on or before November 5, 2008, and at $0.50 per share on or before November 5, 2009. 2,500,000 warrants can be exercised into common shares of Cosigo at a price of $0.35 per share on or before December 13, 2008, and at $0.50 per share on or before December 13, 2009. Consideration paid for the Units has been allocated between shares ($652,000) and warrants ($223,000) using a pro-rata method based on the fair values of shares and warrants on the date of issuance. Fair value of warrants has been estimated using the Black-Scholes pricing model using volatility of public companies comparable to Cosigo.
The following weighted average assumptions were used for the Black-Scholes valuation of warrants issued:

2007

Risk-free interest rate	3.78%
Expected life of warrants	1.5 years
Annualized volatility	101.6%

Details of long term investments are as follows:

			2007
	Number	% Owned	Book Value

Common shares	3,500,000	12.34	$652,000
Share Purchase Warrants	3,500,000	n/a	223,000

			$875,000

Cosigo is a private company intending to have its shares trading on a Canadian stock exchange in 2008, but currently is not listed on any stock exchange and is not a reporting issuer in any jurisdiction (Note 7d).

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

7.	Mineral Interests
A summary of the Company’s cumulative mineral interest costs as at December 31, 2007 is as follows:

	Perama	Macusani	Taraira	Total

Acquisition costs and option payments	$16,464,081	$1,032,588	$53,999	$17,550,668
Exploration costs	1,775,471	6,686,479	455,509	8,917,459
Future income tax	339,073	598,206	83,548	1,020,827

Project costs to date	$18,578,625	$8,317,273	$593,056	$27,488,954

Mineral interest expenditures for 2007 are as follows:

	Perama	Macusani	Taraira	Total

Balance — December 31, 2006	$16,337,861	$2,819,461	$—	$19,157,322

Acquisition costs:	44,756	—	53,999	98,755
Option payments:	—	756,000	—	756,000
Exploration costs:
Legal	—	22,551	1,731	24,282
Office supplies, services	—	45,219	13,108	58,327
Project management	166,375	54,002	8,557	228,934
Design engineering	58,100	—	—	58,100
Geological engineering	20,000	813,944	10,000	843,944
Geophysical engineering	—	239,641	—	239,641
Survey, mapping	—	175,791	78,294	254,085
Drilling	—	2,602,589	—	2,602,589
Assaying	22,916	496,518	—	519,434
Field supplies, equipment	—	1,491	5,734	7,225
Camp	—	493,564	93,767	587,331
Government fees	—	153,019	211,751	364,770
Travel	1,516	57,786	21,766	81,068
Bank charges	—	16,386	1,867	18,253
Community relations	—	71,348	—	71,348
Accounting and audit	—	19,941	—	19,941
IGV taxes	—	600,931	—	600,931
Permitting	1,497,705	—	—	1,497,705
Stock based compensation	90,323	94,414	8,934	193,671
Future income tax	339,073	598,206	83,548	1,020,827

	2,240,764	7,313,341	593,056	10,147,161

Joint venture recoveries	—	(1,815,529)	—	(1,815,529)

Balance — December 31, 2007	$18,578,625	$8,317,273	$593,056	$27,488,954

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

7.	Mineral Interests — Continued

Mineral interest expenditures for 2006 are as follows:

	Perama	Macusani	Dixie Creek	Total

Balance — December 31, 2005	$16,419,325	$893,505	$166,179	$17,479,009

Activity in 2006:
Acquisition costs:	—	160,000	166,624	326,624
Exploration costs:
Office expenditures	—	—	—	—
Project management	121,918	43,432	—	165,350
Design engineering	84,039	—	—	84,039
Geological consulting	—	341,182	10,534	351,716
Geophysical consulting	—	150,448	—	150,448
Survey, evaluation, mapping	—	55,769	—	55,769
Drilling	—	387,801	719,123	1,106,924
Assays	—	56,058	4,980	61,038
Field supplies and equipment	—	67,402	—	67,402
Camp	—	221,905	—	221,905
Fees, licenses and permits	—	167,729	9,050	176,779
Travel expenditures	7,859	50,950	3,771	62,580
Bank charges, foreign exchange	—	9,785	—	9,785
Legal expenses	—	15,344	—	15,344
Community relations	—	34,524	—	34,524
Accounting and audit	—	11,674	—	11,674
Tax recoveries	(295,280)		—	(295,280)
IGV sales tax	—	151,953	—	151,953

Total activity 2006	(81,464)	1,925,955	914,082	2,758,573

Write off of mineral interest	—	—	(1,080,261)	(1,080,261)

Balance — December 31, 2006	$16,337,861	$2,819,461	$—	$19,157,322

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

7.	Mineral Interests — continued
a)	Perama Hill Gold Project, Greece

On December 16, 2004 the Company acquired 100% of the outstanding shares of Thracean Gold Mining S.A. (“TGM”), a company incorporated in Greece that holds a 100% interest in the Perama Hill Gold Project.

The purchase price for the shares of TGM was US$12,000,000 (CDN$14,814,895). In addition the Company incurred property investigation costs in the amount of CDN $560,198 and CDN $157,108 respectively which were included in the acquisition costs.

In addition, the Company agreed, on March 12, 2004, to reimburse the Sellers for the actual reasonable costs incurred by the Sellers in connection with the operation of TGM from March 12, 2004 to December 16, 2004. These amounted to CDN $1,033,578 and are considered part of the purchase price.

Total acquisition costs for TGM recorded in the Company’s accounts are CDN $16,464,081.

The Company also agreed to pay the following additional contingent payments:

A cash payment of US$3,000,000 upon commencement of commercial production from the Project; and

A 2.5% net smelter return royalty payable on all ores, minerals, metals, materials or other products produced from the Project.

The cash payment of US$3,000,000 is a contingent consideration and is not reflected in the financial statements until the condition has been met.

By agreement dated April 10, 1997, TGM was granted an option in certain mineral exploration licenses (MEL’s) located adjacent to the Perama Hill Gold Project. The option payments were suspended April 11, 2002 pending approval by the regional government to renew the MEL’s. Subject to renewal of the MEL’s, TGM has offered to pay the remaining option payments of €608,950 to the optionor as follows:

Amount in
Euros

Upon the approval of the License of Environmental Impact Study (EIS) by the Ministries of Research, Development and the Environment	€121,790
Upon final approval of the EIS	121,790
Upon the issuance of the Construction License by the Ministry of Development	121,790
Upon the issuance of the Intervention License according to the Forest Protection Legislation	121,790
Upon issuance of the Operational Licenses by the Ministry of Development	60,895
Upon commencement of the operation of the project	60,895

€608,950

The property title was transferred to TGM as part of the agreement but the vendor has the right to regain it should TGM not satisfy its part(s) of the agreement.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

7.	Mineral Interests — continued
a)	Perama Hill Gold Project, Greece — continued

The permitting status for the development of the Perama Hill Gold Project is presently awaiting approval of the ETR (Environmental Terms of Reference) by the Joint Ministerial Council.

Management has instituted a program to assess the geological, environmental and political factors relating to the Perama Hill Gold Project and to review, on an quarterly basis, any potential for impairment.

b)	Macusani Project, Peru

On April 19, 2005 the Company entered into an option management agreement with Solex Resources Corp. (“Solex) to acquire an undivided 50% interest in a uranium property near Puno, Peru.

The Company made a cash payment of USD $50,000, and must, at its option, issue shares and incur minimum exploration expenditures as follows:

	Exploration costs
	(USD)		Common Shares

On date of the agreement	$—		200,000		(issued)
On or before April 19, 2006	400,000	(complete)	250,000		(issued)
On or before April 19, 2007	350,000	(complete)	300,000	*	(issued)
On or before April 19, 2008	500,000	(complete)	350,000	*
On or before April 19, 2009	900,000	(complete)	400,000	*
On or before April 19, 2010	1,850,000	(complete)	—

	$4,000,000		1,500,000

In addition, in 2005 the Company purchased 1,000,000 common shares of Solex and 1,000,000 warrants for total price of $150,000. The warrants were exercised at $0.25 per share in April 2006. The investment is included on the balance sheet under Marketable Securities (Note 4).
*	On April 18, 2007, the Company issued to Solex 300,000 shares valued at $231,000. On November 1, 2007, the Company issued the remaining 750,000 shares valued at $525,000, thereby fulfilling all of its requirements to earn the 50% interest in the Macusani project. Shares issued in November are presently held in trust. They will be released from trust when the 50% interest in Macusani project is legally transferred to the Company.
c)	Dixie Creek Property, Nevada, USA

On December 31, 2006 the Company abandoned its interest and wrote off acquisition and exploration costs of $1,080,261.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

7.	Mineral Interests — continued
d)	Taraira Property, Colombia

On September 28, 2007, Cosigo Frontier Mining Corp (“Cosigo Frontier”) was awarded and signed a concession contract with the Instituto Colombiano de Geologia y Minera (Ingeominas) for the Taraira gold concession in the department of Vaupes, southeastern Colombia. The Contract duration is thirty years with an optional extension period of up to thirty years.

On November 2, 2007, the Company entered into an agreement with Cosigo Resources Inc. (“Cosigo”), which requires the Company to finance $2,000,000 on exploration over a three year period in order to earn a 51% ownership in Taraira Property. To facilitate the earn in process and exploration activities in Colombia, during the current period the Company and Cosigo incorporated Cosigo Frontier, a B.C. company, and Cosigo Frontier’s wholly owned Colombian branch office Cosigo Frontier Mining Corporation Sucursal Colombia. Once the Company spends $2,000,000, the Company will own 51% of Cosigo Frontier.

The exploration and development stages are limited to three years each, with a two year extension available for the exploration stage, and a one year extension available for the development stage. The remaining time is allowed for the production stage. During the production stage, on an annual basis Cosigo Frontier will also be paying a 1% production royalty to the Colombian government.

Subsequent to the year end to maintain the concession in good standing, Cosigo Frontier paid a one time fee of USD$115,000 for the Taraira property information database.

In addition, annual surface area royalty payments are required. The estimated first year surface area royalty is estimated at $211,751 and was paid subsequent to year-end. The royalty payment is due annually prior to the anniversary of the effective date of the concession, and the cost will be shared equally between the Company and Cosigo.

As collateral for a USD$47,000 letter of guarantee issued by the Company’s bank to Ingeominas, the Company pledged a USD$48,400 ($55,947) short term deposit. The letter of guarantee expires on May 15, 2008.

Under the terms of the Shareholder Agreement, on or before March 31, 2008 the Company will also have an option to pay $500,000 to Cosigo to earn a 51% interest in an additional property know as the Garimpo Mine Area located in Colombia. The Company would also need to reimburse Cosigo for up to $25,000 of their costs incurred in securing this property. If this option is exercised, Garimpo property will be transferred to Cosigo Frontier. The Company and Cosigo are currently negotiating an extension of the deadline for exercising of the Garimpo option.

The Company will be able to terminate this agreement at any time, in which case it will have to return to Cosigo its 51% of Cosigo Frontier shares.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

8.	Shareholder’s Equity

The Company’s authorized share capital consists of an unlimited number of common shares without par value.
a)	Share Issuances
i)	In 2007, 30,875,984 warrants were exercised for aggregate gross proceeds of $12,177,039 and 800,000 options were exercised for aggregate gross proceeds of $175,000. In 2007, 12,500 share purchase warrants expired.

ii)	On April 19, 2007 the Company issued 300,000 shares, fair valued at $231,000 pursuant to the Macusani project agreement.

iii)	On November 1, 2007 the Company issued 750,000 shares, fair valued at $525,000 pursuant to the Macusani project agreement. These shares are presently held in trust pending transfer to the Company of the 50% ownership interest in the Macusani uranium project.

iv)	In 2006, 25,981,300 warrants were exercised for aggregate gross proceeds of $14,205,565 and 317,500 options were exercised for aggregate gross proceeds of $51,375.

v)	In April 2006, the Company issued 250,000 shares, fair valued at $160,000 pursuant to the Macusani project agreement.
b)	Share Purchase Warrants

Details of 2007 activity in warrants are as follows:

Balance at			Balance at
December 31,	Exercised in	Expired in	December	Exercise
2006	the period	the period	31, 2007	Price	Expiry Date

2,489,000	2,476,500	12,500	—	$0.33	March 24, 2007
15,899,484	15,899,484	—	—	$0.40	June 7, 2007
12,500,000	12,500,000	—	—	$0.40	June 15, 2007

30,888,484	30,875,984	12,500	—

Details of 2006 activity in warrants are as follows:

Balance at			Balance at
December 31,	Exercised in	Expired in	December	Exercise
2005	the period	the period	31, 2006	Price	Expiry Date

7,629,700	—	(7,629,700)	—	$0.70	April 5, 2006
27,038,800	(25,598,800)	(1,440,000)	—	$0.55	April 5, 2006
2,670,395	—	(2,670,395)	—	$0.50	October 5, 2006
2,871,500	(382,500)	—	2,489,000	$0.33	March 24, 2007
15,899,484	—	—	15,899,484	$0.40	June 7, 2007
12,500,000	—	—	12,500,000	$0.40	June 15, 2007

68,609,879	(25,981,300)	(11,740,095)	30,888,484
21

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

8.	Shareholder’s Equity — continued
c)	Stock options
The Company adopted a rolling stock option plan whereby directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant, with a maximum of 2% of the Company’s issued and outstanding shares reserved for any one consultant or employee conducting investor relations activities on a yearly basis. Options vest 16.67% on granting and every 90 days thereafter until fully vested. Performance vested options have a term of five years and vest on attaining specified milestones.

During the year, the Company granted options to purchase up to 453,000 shares of the Company’s stock to directors, officers, consultants of the Company, with a total fair value of $232,901. Since the options vest under a graded vesting schedule and performance-based vesting schedule, only a portion of the fair value of options in the amount of $138,346 has been recorded in the Company accounts as stock compensation expense in 2007.

The Company’s stock option activity for 2007 and balance as at December 31, 2007 are as follows:

Balance at				Balance at
December 31,				December 31,	Exercise
2006	Exercised	Granted	Expired	2007	Price	Expiry Date

350,000	(350,000)	—	—	—	$0.20	September 6, 2007
150,000	(150,000)	—	—	—	$0.20	October 28, 2007
200,000	—	—	—	200,000	$0.20	(**) February 5, 2008
50,000	—	—	—	50,000	$0.23	March 21, 2008
250,000	—	—	—	250,000	$0.55	March 1, 2009
—	—	53,000	(53,000)	—	$0.73	March 22, 2009
200,000	—	—	—	200,000	$0.41	January 27, 2010
3,820,000	(300,000)	—	—	3,520,000	$0.25	(*) October 26, 2010
2,125,000	—	—	—	2,125,000	$0.38	August 4, 2011
—	—	200,000	—	200,000	$0.85	March 5, 2012
—	—	200,000	—	200,000	$0.60	September 10, 2012

7,145,000	(800,000)	453,000	(53,000)	6,745,000	$0.33

(*)	1,500,000 of these options are performance vested

(**)	Options were exercised on February 5, 2008.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

8.	Shareholder’s Equity — Continued
c)	Stock options — Continued

	Number of	Number of
	Options to	Options
(*) Performance Vesting Milestones	vest	vested

Issuance of a Joint Ministerial Resolution to accept the Environmental Impact Statement on the Perama Hill project	200,000	—
Issuance of an unencumbered Environmental Impact Statement and the commencement of permitting on the Perama Hill project.	700,000	—
Issuance of a construction permit on the Perama Hill project.	600,000	—

	1,500,000	—

As at December 31, 2007, a total of 5,045,030 (2006 — 3,841,852) of outstanding options have vested.

The Company’s stock option activity for 2006 and balance as at December 31, 2006 are as follows:

Balance at				Balance at
December 31,				December 31,	Exercise
2005	Exercised	Granted	Expired	2006	Price	Expiry Date

200,000	(137,500)	—	(62,500)	—	$0.11	August 1, 2006
350,000	—	—	—	350,000	$0.20	September 6, 2007
150,000	—	—	—	150,000	$0.20	October 28, 2007
200,000	—	—	—	200,000	$0.20	February 5, 2008
50,000	—	—	—	50,000	$0.23	March 21, 2008
250,000	—	—	—	250,000	$0.55	March 1, 2009
200,000	—	—	—	200,000	$0.41	January 27, 2010
4,000,000	(180,000)	—	—	3,820,000	$0.25	(*) October 26, 2010
—	—	2,125,000	—	2,125,000	$0.38	August 4, 2011

5,400,000	(317,500)	2,125,000	(62,500)	7,145,000	$0.30

During the prior year, the Company granted options to purchase up to 2,125,000 shares of the Company’s stock to directors, officers, employees and consultants of the Company at exercise prices of $0.38 per share, with a total fair value of $555,762. Since the options vest under a graded vesting schedule and performance-based vesting schedule, the fair value of options in the amount of $312,135 has been recorded in the Company accounts as stock compensation expense in 2007 and $243,627 in 2006.

During the current year, the Company recorded stock based compensation expense in the amount of $457,052. Out of this amount, $193,671 has been capitalized and included in mineral interest costs, and $263,381 has been expensed in the Company’s accounts and included on the Company’s statement of loss and comprehensive loss.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

8.	Shareholder’s Equity — Continued
c)	Stock Options — Continued

The fair value of each option granted is estimated using an option-pricing model with the following weighted average assumptions:

	2007		2006

Expected dividend yield	0.0%		0.0%
Stock price volatility	101	%-	99%
Risk free interest rate	4.03%		3.80%
Expected life of options	4.65 years		5 years
Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

d)	Contributed Surplus

The contributed surplus balance includes $319,247, which represents the equity portion of a convertible loan that was extinguished in 2005. The remaining balance of contributed surplus, and all activity in the current and prior year, relate to stock options.
9.	Related Party Balances and Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

	Paid/Accrued to:	December 31, 2007	December 31, 2006

Fees	Directors	32,000	—
Exploration costs	Company with a common director	$—	$169,788

	Received/Receivable from:	December 31, 2007	December 31, 2006

Recovery of administrative costs	Company with a director in common	$97,850	$—
Office services, rent	Company with a director in common	$71,960	$61,260
Advance, Rent	Company with a director and officer in common	$10,564	$4,590

Amounts due to related parties are Nil (2006 — $31,500). Amounts due from related parties of $107,928 (2006 — $9,190) are from a company with a director in common. Amounts receivable were for exploration costs, office rent and travel advances. Exploration costs are invoiced and due one month after issue of invoice. Outstanding balances bear a rate of interest of 1% per month. The remaining balances bear no interest and have no specific terms of repayment.

The above transactions occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

10.	Commitments

The Company has the following total lease obligations:

Location			Commitment	Expiry Date

Canada	Office lease	Vancouver	$116,080	August 31, 2011
Greece	Office lease	Karaglannides	35,827	November 13, 2009
	Office lease	Karathanassi	15,307	July 25, 2009
	Office lease	Athens	25,308	September 14, 2009

Total			$192,522

11.	Segmented Information

Details are as follows:

2007	Canada	Greece	Peru	USA	Colombia	Total

Loss (income)	$614,945	$4,211,451	$(101,486)	$7,895	$—	$4,732,805
Mineral interests	$—	$18,578,625	$8,317,273	$—	$593,056	$27,488,954
Total assets	$19,972,512	$18,938,852	$8,367,837	$61,705	$625,631	$47,966,536

2006	Canada	Greece	Peru	USA	Colombia	Total

Loss (income)	$2,118,041	$614,288	$(4,071)	$41,870	$—	$2,770,128
Mineral interests	$—	$16,337,861	$2,819,461	$—	$—	$19,157,322
Total assets	$13,973,740	$16,558,452	$2,988,381	$69,598	$—	$33,590,171

12.	Income Taxes
a)	The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal provincial income tax rates to the net loss as a result of the following:

	2007	2006

Loss before income taxes	$(1,239,341)	$(2,770,128)
Statutory tax rate	34.12%	34.12%

Provision for recovery of taxes at statutory rates	(422,863)	(945,168)
Tax benefit not recognized on current year losses	722,656	525,529
Non-deductible and other items for tax purposes	(361,101)	388,304
Differences in foreign tax rates	61,308	31,335
Provision for future income tax expense on expired tax losses (Note 12b)	(3,493,464)	—

Future income tax expense	$(3,493,464)	$—

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
Canadian Funds

12.	Income Taxes — Continued
b)	The significant components of future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Non-capital loss carry forwards	$2,171,615	$6,123,988
Net capital loss carry forwards	69,834	88,249
Property and equipment	36,777	35,049
Mineral interests	684,410	1,159,245
Share issue costs	112,017	224,018

Total future income tax assets	3,074,653	7,630,549
Valuation allowance	(2,509,024)	(5,139,395)

	565,629	2,491,154
Future income tax liabilities
Property and equipment	(4,098)	—
Mineral interests	(5,075,822)	(2,491,154)

Net future income tax liability	$(4,514,291)	$—

Due to a legal reorganization in Greece, in 2007 TGM reduced its cumulative tax losses against its share capital by €8,236,872 to maintain its active corporate status. This adjustment resulted in recognition of a future income tax liability. Out of the total future income tax liability of $4,514,291 recognized in the current year, $3,493,464 relates to expiry of tax losses in Greece, which is recognized as a future income tax expense in the statement of operations, and the remaining $1,020,827 is included in mineral interest costs.

The Company has income tax loss carry forwards of approximately $4,648,000 in Canada, which are expiring through 2027. The Company also has deferred exploration costs for tax purposes in Canada in the amount of $5,171,264 which can be carried forward indefinitely. These tax pools may be used to reduce future income taxes otherwise payable. The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

13.	Subsequent Events

Subsequent to December 31, 2007, 2,850,000 options were issued at $0.73 per share, which expire on January 17, 2013.